Exhibit 12.1
Copano Energy, L.L.C. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

								Three
								Months
								Ended
	Year Ended December 31,							March 31,
	2001		2002	2003	2004	2005		2006
Earnings:

Net Income (loss)	$4,052		$(1,641)	$(4,717)	$(915)	$30,352		$7,413

Income taxes	—		—	—	—	—		—

Equity in (earnings) loss from unconsolidated affiliates	—		584	127	(419)	(927)		(196)

Pre-tax income (loss) from continuing operations	4,052		(1,057)	(4,590)	(1,334)	29,425		7,217

Fixed charges	2,408		8,682	13,114	23,352	20,658		8,435

Amortization of capitalized interest	1		4	4	4	4		1

Distributed income from unconsolidated affiliate	—		145	—	—	—		—

Capitalized interest	(74)		—	—	—	—		(155)

Preferred equity distributions	—		(2,194)	(810)	—	—		—

Earnings for ratio calculation	$6,387		$5,580	$7,718	$22,022	$50,087		$15,498

Fixed charges:

Interest and other financing costs	$2,227		$6,360	$12,108	$23,160	$20,461		$8,183

Capitalized interest	74		—	—	—	—		155

Interest portion of operating leases	107		128	196	192	197		97

Preferred equity distributions	—		2,194	810	—	—		—

Total fixed charges	$2,408		$8,682	$13,114	$23,352	$20,658		$8,435

Ratio of earnings to fixed charges	2.7	x	—	—	—	2.4	x	1.8	x

          For purposes of computing the ratios of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before equity in (earnings) loss from unconsolidated affiliates plus fixed charges, amortization of capitalized interest and distributions from equity investees less capitalized interest and preference equity distributions. Fixed charges consist of interest expensed and capitalized, distributions on preference units and the estimated interest component of rent expense. Earnings were inadequate to cover fixed charges for the years ended December 31, 2002, 2003 and 2004 by $3.1 million, $5.4 million and $1.3 million, respectively.